UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SFX Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

784178303
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,494,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,494,263
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,494,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,960,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,960,263
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,960,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 2 (this “Amendment No.2”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 by Robert F.X. Sillerman and Sillerman Investment Company III LLC (“SIC”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of SFX Entertainment, Inc. (the “Company”), as amended by Amendment No. 1 thereto filed on March 5, 2015 (as so amended, the “Statement”).   Capitalized terms not defined in this Amendment No. 2 have the meaning ascribed to them in the Statement.

ITEM 3.                      SOURCE AND AMOUT OF FUNDS OR OTHER CONSIDERATIONS

The descriptions of the Merger Agreement and certain related documents set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

The Reporting Persons intend to fund the transactions contemplated by the Merger Agreement with a combination of cash on hand and third party financing.  The consummation of the Merger is not subject to a financing condition.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 of this Amendment No. 2 is hereby amended and supplemented by adding the following:

On May 25, 2015, two affiliates of the Reporting Persons, SFXE Acquisition LLC (“Purchaser”) and SFXE Merger Sub Inc. (“Merger Sub” and, together with Purchaser, the “Purchaser Parties”), entered into an Agreement and Plan of Merger with the Company (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger (the “Surviving Corporation”).

Pursuant to the Merger Agreement, at the effective time of the Merger (“Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares and shares held by the Reporting Persons and their affiliates) will be converted into the right to receive $5.25 in cash, without interest (the “Cash Merger Consideration”), except that each person who is a record holder of shares of Common Stock prior to a specified election deadline will be entitled to make an election (a “Stock Election”) to receive, in lieu of the Cash Merger Consideration, one share of non-voting Class B common stock of the Surviving Corporation (the “Stock Merger Consideration” and, together with the Cash Merger Consideration, the “Merger Consideration”) pursuant to the election procedures set forth in the Merger Agreement.  Each share of Common Stock held by the Reporting Persons and their affiliates will be converted into the right to receive one share of voting Class A common stock of the Surviving Corporation.  If the number of record holders making valid Stock Elections (the “Stock Electing Holders”) exceeds 275, the 275 record holders in respect of which valid Stock Elections have been made (and not revoked) with respect to the greatest number of shares of Common Stock will receive the Stock Merger Consideration for the shares in respect to which Stock Elections have been made; the Stock Elections of the remaining Stock Electing Holders will be deemed withdrawn and their shares will be converted into the right to receive the Cash Merger Consideration.

The forms of the certificate of incorporation and bylaws of the Surviving Corporation are attached hereto as Exhibits 10.3 and 10.4 respectively and incorporated herein by reference.  Any stockholder of record who makes a Stock Election will be deemed to have agreed to be bound by the terms of a Stockholders’ Agreement with respect to the Surviving Corporation, which sets forth certain rights and obligations of holders of Class A common stock and holders of Class B common stock after the consummation of the Merger.  The form of the Stockholders’ Agreement is attached hereto as Exhibit 10.5 and incorporated herein by reference.

A special committee consisting solely of independent and disinterested members of the Company’s Board of Directors (the “Special Committee”) led the negotiations of the Merger Agreement with the Reporting Persons.  The Special Committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Merger, are fair to the Company’s stockholders other than the Reporting Persons and their affiliates (such stockholders, the “Disinterested Stockholders”), and unanimously recommended that the Board of Directors of the Company (the “Company Board”) approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Based on the Special Committee’s recommendation, the Company Board unanimously (with Mr. Sillerman abstaining) (i) determined that the transactions contemplated by the Merger Agreement, including the Merger, are fair to the Disinterested Stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger, and (iii) resolved to recommend that the Company’s stockholders vote for the adoption of the Merger Agreement.

The closing of the Merger is subject to a non-waivable condition that the Merger Agreement be adopted by the affirmative vote of the holders of (x) at least a majority of all outstanding shares of Common Stock and (y) at least a majority of all outstanding shares of Common Stock held by Disinterested Stockholders (together, the “Company Stockholder Approval”).  Each party’s obligation to consummate the Merger is also subject to certain other customary conditions, including, among others, (i) the absence of any law or injunction prohibiting the consummation of the Merger, (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable non-U.S. antitrust or competition-related laws, (iii) the accuracy of each party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers), (iv) the other party’s compliance with its covenants and agreements contained in the Merger Agreement in all material respects and (v) the absence of a material adverse effect on the Company.  In addition, each party’s obligation to consummate the merger is subject to the receipt of an opinion from the financial advisor to the Special Committee to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than the Reporting Persons and their affiliates and holders who validly exercise dissenters’ rights under Delaware law).

The Merger Agreement provides that during the period beginning on the date of the Merger Agreement and continuing until 12:01 a.m. (New York time) on July 10, 2015, the 45th calendar day after the date of the Merger Agreement (the “No-Shop Period Start Date”), the Company and its subsidiaries and their respective representatives may initiate, solicit and encourage any alternative acquisition proposals from third parties, provide nonpublic information to such third parties and participate in discussions and negotiations with such third parties regarding alternative acquisition proposals. Beginning on the No-Shop Period Start Date, the Company will become subject to customary “no shop” restrictions prohibiting the Company, its subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals.  However, the Company may continue to engage in the foregoing activities with any third party that contacted the Company and made an alternative acquisition proposal prior to the No-Shop Period Start Date that the Special Committee has determined in good faith, after consultation with outside counsel and its financial advisors, constitutes or would reasonably be expected to lead to a superior proposal (each, an “Excluded Party”), but only for so long as such third party is an Excluded Party.

The Merger Agreement generally prohibits the Company Board from withdrawing or modifying its recommendation of the Merger Agreement and the Merger.  However, at any time prior to obtaining the Company Stockholder Approval, under certain specified circumstances consistent with its fiduciary duties, the Company Board may change its recommendation of the Merger and, if such change of recommendation is made in response to a superior proposal, the Company may also terminate the Merger Agreement to accept such superior proposal upon payment of a termination fee.

The Merger Agreement contains certain termination rights for the Company and Purchaser, including if the Merger is not completed on or before January 5, 2016, or if the Company Stockholder Approval is not obtained.

Upon termination of the Merger Agreement under specified circumstances, including a termination by Purchaser upon an adverse change of recommendation by the Company Board or a termination by the Company to accept a superior proposal, the Company will be required to pay Purchaser a termination fee of $15,500,000, unless the Company terminates the Merger Agreement to accept a superior proposal prior to the No-Shop Period Start Date, in which case the termination fee payable by the Company will be $7,800,000.  In addition, if the Merger Agreement is terminated by either the Company or the Purchaser because the Company Stockholder Approval is not obtained, the Company is required to reimburse the Reporting Persons and their affiliates for their actual, documented fees and expenses incurred in connection with the Merger Agreement, up to a maximum amount of $5,000,000.

The Merger Agreement also provides that Purchaser will be required to pay the Company a reverse termination fee of $7,800,000 if the Merger Agreement is terminated because Purchaser fails to complete the Merger after the closing conditions are satisfied or fails to deliver financing commitments within 10 days following written request by the Special Committee (provided that the Special Committee may only make such request after the No-Shop Period Start Date); provided that the reverse termination fee will increase to $31,000,000 if such termination occurs following Purchaser’s delivery of its financing commitments.

In connection with the execution of the Merger Agreement, SIC has provided the Company with a limited guaranty in favor of the Company (the “Limited Guaranty”) guaranteeing Purchaser’s obligation to pay the reverse termination fee if such fee becomes payable by Purchaser to the Company pursuant to the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Limited Guaranty do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Limited Guaranty, which are attached hereto as Exhibits 2.1 and 10.2 respectively and incorporated herein by this reference.

ITEM 5.                                INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Amendment No. 2 is hereby amended and restated as follows:

(a) (b)
As of May 26, 2015, Mr. Sillerman was the beneficial owner of, and held the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 35,494,263 shares of Common Stock, representing 37.4% of the outstanding shares of Common Stock.  These shares include:

1.	1,500,000 shares of Common Stock subject to stock options held by Mr. Sillerman that are currently exercisable or exercisable within sixty (60) days of May 26, 2015;

2.
29,960,263 shares of Common Stock, representing 32.1% of the outstanding shares of Common Stock, held by SIC (of which Mr. Sillerman is the sole member and manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by SIC);

3.	1,333,000 shares of unvested restricted Common Stock held by Mr. Sillerman; and

4.
2,701,000 shares of Common Stock subject to certain nominee agreements described in Item 6 (each a “Nominee Agreement” and, collectively, the “Nominee Agreements”) with various stockholders of the Company (such stockholders, the “Beneficiaries”).  Each Nominee Agreement names Mr. Sillerman as the nominee with respect to the shares subject to such Nominee Agreement and gives him the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares.

The percentages of the outstanding shares set forth above were calculated based on 93,309,305 shares of Common Stock outstanding as of May 26, 2015.

(c)
Upon the request of certain Beneficiaries, on March 25, 2015, Mr. Sillerman transferred 360,000 shares of Common Stock which were held in his name as the nominee under the Nominee Agreements to the Beneficiaries for no consideration.  As a result of these transfers, the transferred shares are no longer subject to the Nominee Agreements and Mr. Sillerman is no longer the beneficial owner of these shares.

As of May 26, 2015, except for the transfer described above, neither of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days.

(d)
With respect to the 29,960,263 shares of Common Stock held directly by SIC, as the sole member and manger of SIC, Mr. Sillerman has, as of May 26, 2015, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

With respect to the 2,701,000 shares of Common Stock that are the subject of the Nominee Agreements, as of May 26, 2015, the Beneficiaries have the right to receive and the power to direct the receipt of dividends (other than dividends in the form of additional shares of Common Stock, which will be held by Mr. Sillerman as the nominee) from, or the proceeds from the sale of, such shares.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the following:

The descriptions of the Merger Agreement and certain related documents set forth in Item 4 above are incorporated by reference in their entirety into this Item 6.

Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons entered into a Voting and Support Agreement with the Company (the “Voting Agreement”), pursuant to which the Reporting Persons have agreed to vote all of the shares of Common Stock owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against any other action or agreement that (i) would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (ii) could reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled or (iii) is intended or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement.

In addition, pursuant to the Voting Agreement, the Reporting Persons have agreed to vote all their shares in favor of any superior proposal that (i) provides for stockholders of the Company to receive at closing cash consideration in an amount, or freely tradable (unrestricted) securities listed on a national securities exchange with a trading value at the time of such transaction, in excess of 2.5% of the Cash Merger Consideration and (ii) is reasonably likely to be consummated within six months of the execution of a definitive agreement for (such superior proposal, an “Acceptable Transaction”).

The Voting Agreement will terminate at the Effective Time or, if earlier, the date of the termination of the Merger Agreement, except that if the Company enters into a definitive agreement for an Acceptable Transaction upon the termination of the Merger Agreement, the obligation of the Reporting Persons to vote in favor of such Acceptable Transaction will remain in effect until the earlier of (i) the consummation of the Acceptable Transaction and (ii) the six month anniversary of the execution of the definitive agreement relating to the Acceptable Transaction.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by this reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 2.1
Agreement and Plan of Merger, dated as of May 26, 2015, by and among the Company, Merger Sub and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on May 27, 2015)

Exhibit 10.1
Voting and Support Agreement, dated as of May 26, 2015, by and between the Company and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on May 27, 2015)

Exhibit 10.2
Limited Guaranty, dated as of May 26, 2015, by SIC in favor of the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on May 27, 2015)

Exhibit 10.3	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit 10.4	Form of Bylaws of the Surviving Corporation

Exhibit 10.5	Form of Stockholders’ Agreement

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  May 27, 2015

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/ Robert F. X. Sillerman

Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 2.1
Agreement and Plan of Merger, dated as of May 26, 2015, by and among the Company, Merger Sub and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on May 27, 2015)

Exhibit 10.1
Voting and Support Agreement, dated as of May 26, 2015, by and between the Company and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on May 27, 2015)

Exhibit 10.2
Limited Guaranty, dated as of May 26, 2015, by SIC in favor of the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-36119) filed by the Company on May 27, 2015)

Exhibit 10.3	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit 10.4	Form of Bylaws of the Surviving Corporation
Exhibit 10.5	Form of Stockholders’ Agreement